UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number: 000-50608

RHINO BIOTECH LIMITED

(Translation of registrant’s name into English)

294 Heywood House

South Hill

1A AI-2640

Anguilla

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Item 8.01 Other Events

Following the acquisitions referenced in the Company’s Form 6-K, filed on March 11, 2022, the Company has altered its SIC Code from “1311 - Crude Petroleum and Natural Gas” to “2833 - Medicinal Chemicals and Botanical Products.”

In addition, the Company has amended the address of its principal executive offices on the cover of this Form 6-K.

[Signature page to follow]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RHINO BIOTECH LIMITED

Dated: April 4, 2022	/s/ Marilyn Giulia Roosevelt
Marilyn Giulia Roosevelt
Director

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